                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON                                                             Dolan Family LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                11-3519521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                       (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                         Delaware

  NUMBER OF                 5.      SOLE VOTING POWER                                                        0
   SHARES
BENEFICIALLY                6.      SHARED VOTING POWER                                                      0
  OWNED BY
   EACH                     7.      SOLE DISPOSITIVE POWER                                                   0
 REPORTING
 PERSON WITH                8.      SHARED DISPOSITIVE POWER                                         7,977,325

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                7,977,325

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  [X]*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 3.5%

12.      TYPE OF REPORTING PERSON                                                                           OO

* Dolan Family LLC disclaims beneficial ownership of the 10,267,073 shares of Cablevision Class A Common Stock held by other Reporting Persons hereto and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                     Kathleen M. Dolan, individually and as
                                                                      Trustee for Dolan Descendants Trust,
                                                                      Dolan Progeny Trust, Dolan Grandchildren
                                                                      Trust, Dolan Spouse Trust, DC Kathleen
                                                                      Trust, and as Director of Dolan
                                                                      Children's Foundation

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                            Not Applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                       (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                           U.S.A.

  NUMBER OF                 5.      SOLE VOTING POWER                                                    6,381
   SHARES
BENEFICIALLY                6.      SHARED VOTING POWER                                             11,735,466
  OWNED BY
   EACH                     7.      SOLE DISPOSITIVE POWER                                               6,381
 REPORTING
  PERSON                    8.      SHARED DISPOSITIVE POWER                                        11,735,466
   WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               11,741,847

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  [X]*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 5.1%

12.      TYPE OF REPORTING PERSON                                                                           IN

* Kathleen M. Dolan disclaims beneficial ownership of the 11,735,466 shares of Cablevision Class A Common Stock held by the Trusts and Foundation listed above in Item 1 and the 6,502,551 shares of Cablevision Class A Common Stock held by other Reporting Persons hereto and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                               Marianne Dolan Weber, individually and
                                                                                as Trustee for Dolan Descendants Trust,
                                                                                Dolan Progeny Trust, Dolan
                                                                                Grandchildren Trust, Dolan Spouse
                                                                                Trust, DC Marianne Trust and as
                                                                                Director of Dolan Children's Foundation

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                     Not Applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                                (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                    U.S.A.

  NUMBER OF                 5.      SOLE VOTING POWER                                                             6,381
   SHARES
BENEFICIALLY                6.      SHARED VOTING POWER                                                      11,679,108
 OWNED BY
   EACH                     7.      SOLE DISPOSITIVE POWER                                                        6,381
 REPORTING
  PERSON                    8.      SHARED DISPOSITIVE POWER                                                 11,679,108
   WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        11,685,489

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                           [X]*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                          5.1%

12.      TYPE OF REPORTING PERSON                                                                                    IN

* Marianne Dolan Weber disclaims beneficial ownership of the 11,679,108 shares of Cablevision Class A Common Stock held by the Trusts and Foundation listed above in Item 1 and the 6,558,909 shares of Cablevision Class A Common Stock held by other Reporting Persons hereto and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                Deborah A. Dolan-Sweeney, individually
                                                                                 and as Trustee for Dolan Descendants
                                                                                 Trust, Dolan Progeny Trust, Dolan
                                                                                 Grandchildren Trust, Dolan Spouse Trust,
                                                                                 DC Deborah Trust and as Director of
                                                                                 Dolan Children's Foundation

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not Applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                  (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

  NUMBER OF                 5.      SOLE VOTING POWER                                                               6,381
   SHARES
BENEFICIALLY                6.      SHARED VOTING POWER                                                        11,847,737
  OWNED BY
    EACH                    7.      SOLE DISPOSITIVE POWER                                                          6,381
  REPORTING
   PERSON                   8.      SHARED DISPOSITIVE POWER                                                   11,847,737
    WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                          11,854,118

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                             [X]*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                            5.2%

12.      TYPE OF REPORTING PERSON                                                                                      IN

* Deborah A. Dolan-Sweeney disclaims beneficial ownership of the 11,735,466 shares of Cablevision Class A Common Stock held by the Trusts and Foundation listed above in Item 1, 112,271 shares of Cablevision Class A Common Stock held by her spouse and the 6,390,280 shares of Cablevision Class A Common Stock held by other Reporting Persons hereto and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                               Paul J. Dolan, individually and as
                                                                                Trustee for CFD Trust #10, Dolan
                                                                                Descendants Trust, Dolan Progeny Trust,
                                                                                Dolan Grandchildren Trust, Dolan Spouse
                                                                                Trust, DC James Trust and DC Kathleen
                                                                                Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                     Not Applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                                (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                    U.S.A.

  NUMBER OF                 5.      SOLE VOTING POWER                                                           630,547
   SHARES
BENEFICIALLY                6.      SHARED VOTING POWER                                                      11,932,811
  OWNED BY
   EACH                     7.      SOLE DISPOSITIVE POWER                                                      630,547
 REPORTING
  PERSON                    8.      SHARED DISPOSITIVE POWER                                                 11,932,811
   WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        12,563,358

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                           [X]*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                          5.4%

12.      TYPE OF REPORTING PERSON                                                                                    IN

* Paul J. Dolan disclaims beneficial ownership of the 12,543,493 shares of Cablevision Class A Common Stock held by the Trusts listed above in Item 1, 9,336 shares held by his children and the 5,681,040 shares of Cablevision Class A Common Stock held by other Reporting Persons hereto and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

                       CONTINUATION PAGES TO SCHEDULE 13G

ITEM 1(a)         NAME OF ISSUER:

                  Cablevision Systems Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1111 Stewart Avenue
                  Bethpage, New York 11714

ITEM 2(a)         NAME OF PERSON FILING:

                  This Statement is being filed by the persons (the "Reporting Persons") identified in the cover pages hereto, each of which is incorporated herein by reference.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal place of business for each Reporting Person is:
                  c/o William A. Frewin
                  340 Crossways Park Drive
                  Woodbury, New York  11797

ITEM 2(c)         CITIZENSHIP:

                  Dolan Family LLC is a limited liability company formed in Delaware. Each other Reporting Person is a citizen of the U.S.A.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Cablevision NY Group Class A Common Stock, par value $.01 per share ("Cablevision Class A Common Stock")

ITEM 2(e)         CUSIP NUMBER:

                  Cablevision Class A Common Stock:                  12686C-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

                  Not Applicable.

ITEM 4.           OWNERSHIP

                  (a)      AMOUNT BENEFICIALLY OWNED

                           The amount of shares beneficially owned by each Reporting Person is set forth in Item 9 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (b)      PERCENT OF CLASS:

                           The percent of the class beneficially owned by each Reporting Person is set forth in Item 11 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           The number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth in Items 5 through 8 of each of the cover pages hereto, each of which is incorporated herein by reference.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See Exhibit A hereto.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit B hereto.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2004

                                    Dolan Family LLC

                                    By: Edward C. Atwood,
                                        as Manager

                                    By:                        *
                                        ----------------------------------------

                                    Kathleen M. Dolan, individually and as
                                    Trustee for Dolan Descendants Trust, Dolan
                                    Progeny Trust, Dolan Grandchildren Trust,
                                    Dolan Spouse Trust, DC Kathleen Trust, and as Director of Dolan Children's Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Marianne Dolan Weber, individually and as Trustee for Dolan Descendants Trust,
                                    Dolan Progeny Trust, Dolan Grandchildren
                                    Trust, Dolan Spouse Trust, DC Marianne
                                    Trust, and as Director of  Dolan Children's
                                    Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Deborah A. Dolan-Sweeney, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Paul J. Dolan, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust, and DC Kathleen Trust

                                    By:                        *
                                        ----------------------------------------

* By:   /s/ William A. Frewin, Jr.
      ------------------------------
          William A. Frewin, Jr.
          Attorney-in-Fact

                                                                       Exhibit A

         Each of Kathleen Margaret Dolan, Marianne Dolan Weber, Deborah A. Dolan-Sweeney and Paul J. Dolan is currently a trustee (a "Trustee" and together, the "Trustees") for each of the trusts listed below (the "Trusts"), which as of December 31, 2003 beneficially own in the aggregate, either directly or indirectly through their membership interests in Dolan Family LLC, 8,063,925 shares of Cablevision Class B Common Stock, par value $.01 per share, of the Issuer (the "Cablevision Class B Common Stock"). Cablevision Class B Common Stock is convertible at the option of the holder thereof, share for share into Cablevision Class A Common Stock, par value $.01 per share, of the Issuer (the "Cablevision Class A Common Stock"). As a Trustee of the Trusts, each of the Trustees may be deemed to share the power to vote and dispose of all shares held by the Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they may be deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting. The Trustees expressly disclaim beneficial ownership of such shares and this report shall not be construed as an admission that such persons are the beneficial owners of such securities.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                                           Beneficiary
-------------                                           -----------
Dolan Descendants Trust                                 All descendants of Charles F. Dolan living at
                                                        any time and from time to time.

Dolan Progeny Trust                                     All children of Charles F. Dolan living at any
                                                        time and from time to time.

Dolan Grandchildren Trust                               All children and grandchildren of Charles F. Dolan
                                                        living at any time and from time to time.

Dolan Spouse Trust                                      All descendants of Charles F. Dolan living at
                                                        any time and from time to time and their
                                                        spouses.

         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee (in each case, Paul J. Dolan) to any one or more of the members of such Trust's beneficiary class.

         Each of Kathleen Margaret Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney (each a "Current Beneficiary") is a beneficiary of, respectively, the DC Kathleen Trust, the DC Marianne Trust and the DC Deborah Trust (together, the "DC Trusts"), which as of December 31, 2003 own in the aggregate 5,746,971 shares of Cablevision Class B Common Stock. For each of the DC Trusts, distributions of income and principal can be made in the discretion of the non-beneficiary trustee to the Current Beneficiary. The Current Beneficiary has the power during his or her life to appoint all or part of his or her DC Trust to or for the benefit of one or more of her descendants.

         The following table lists each DC Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                                           Beneficiary
-------------                                           -----------
DC Kathleen Trust                                       Kathleen Margaret Dolan

DC Marianne Trust                                       Marianne Dolan Weber

DC Deborah Trust                                        Deborah A. Dolan-Sweeney

         Beneficiaries of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC.

         Paul J. Dolan is also the non-beneficiary trustee of the DC James Trust and the DC Kathleen Trust, which as of December 31, 2003 own in the aggregate 3,868,886 shares of Cablevision Class B Common Stock.

         In addition, Paul J. Dolan is the sole trustee of the CFD Trust #10. As of December 31, 2003, the CFD Trust #10 owns 14,259 shares of Cablevision Class A Common Stock and 596,423 shares of Cablevision Class B Common Stock. Mr. Dolan does not have an economic interest in any such shares, but, as the Trustee of the Trust, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as he retains such powers, he may be deemed to have beneficial ownership thereof for purposes of
Schedule 13G reporting. Paul J. Dolan expressly disclaims beneficial ownership of such shares and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

         Distributions of income and principal of CFD Trust #10 can be made in the Trustee's discretion to Marie Atwood (the "Current Beneficiary"). The Current Beneficiary has a power during her life to appoint all or part of the CFD Trust #10 to or for the benefit of one or more of her descendants. Upon the death of the Current Beneficiary, the CFD Trust #10, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of the CFD Trust #10 will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, among the Current Beneficiary's heirs-at-law. The spouse of the Current Beneficiary, if he survives the Current Beneficiary, has a power during his life and upon his death to appoint all or part of any such continuing trusts to or for the benefit of one or more of the Current Beneficiary's descendants.

         The Dolan Family LLC has entered into a contractual arrangement with an unaffiliated third party whereby such third party has the right to receive distributions on certain shares of Cablevision Class B Common Stock held by the Dolan Family LLC. Such shares do not represent, in the aggregate, more than 5% of the Cablevision Class A Common Stock.

                                                                       Exhibit B

                     Identification of Members of the Group

DOLAN FAMILY LLC

KATHLEEN M. DOLAN, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, and as Director of Dolan Children's Foundation

MARIANNE DOLAN WEBER, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

DEBORAH A. DOLAN-SWEENEY, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

PAUL J. DOLAN, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust and the DC Kathleen Trust

                                                                       Exhibit C

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February 13, 2004

                                    Dolan Family LLC

                                    By: Edward C. Atwood,
                                        as Manager

                                    By:                        *
                                        ----------------------------------------

                                    Kathleen M. Dolan, individually and as
                                    Trustee for Dolan Descendants Trust,
                                    Dolan Progeny Trust, Dolan Grandchildren
                                    Trust, Dolan Spouse Trust, DC Kathleen
                                    Trust, and as Director of  Dolan Children's
                                    Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Marianne Dolan Weber. individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Deborah A. Dolan Sweeney, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                                    By:                        *
                                        ----------------------------------------

                                    Paul J. Dolan, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust, and DC Kathleen Trust

                                    By:                        *
                                        ----------------------------------------

* By:   /s/ William A. Frewin, Jr.
       ------------------------------
            William A. Frewin, Jr.
            Attorney-in-Fact